Exhibit 12.1

	Year Ended December 31,					Three Months Ended March 31,
	2003	2004	2005	2006	2007	2007	2008
	(in thousands)
EARNINGS:
Income (loss) before income taxes	$22,193	$18,830	$27,861	$21,857	$79,745	$(29,994)	$(87,163)
Fixed charges	1,208	1,678	5,278	18,282	119,172	35,835	26,281

Earnings	$23,401	$20,508	$33,139	$40,139	$198,917	$5,841	$(60,882)

FIXED CHARGES:
Interest expense (a)	$1,208	$1,678	$5,277	$16,904	$117,185	$35,429	$25,978
Capitalized interest	—	—	—	1,378	1,987	406	303
Preferred stock dividend	—	—	1	—	—	—	—

Fixed charges	$1,208	$1,678	$5,278	$18,282	$119,172	$35,835	$26,281

Ratio of Earnings to Fixed Charges	19.4	12.2	6.3	2.2	1.7	0.2	-2.3
Insufficient Coverage	$—	$—	$—	$—	$—	$(29,994)	$(87,163)

(a)	Interest expense for the three months ended March 31, 2008 excludes the effect of $0.8 unrealized gain on interest rate swap.